UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Westport Fuel Systems Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

960908309

(CUSIP Number)

Ryan J. York

Accretive Legal, PLLC

34522 N Scottsdale Rd., STE 120-113

Scottsdale, AZ 85266

(425) 786-9256

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 12,823,900 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 18,166,956 (1)(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,166,956 (1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.8% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Kevin Douglas and his wife, Michelle Douglas, hold 6,590,758 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds hold 6,180,240 shares.

(2)

Includes 52,902 shares held by the KGD 2012 Trust. Kevin Douglas, as the settlor of the KGD 2012 Trust, has the right to substitute property of equivalent value in return for the shares held by the KGD 2012 Trust and may be deemed to have shared voting and dispositive power over the shares held by the KGD 2012 Trust.

(3)	Kevin Douglas and Jean A. Douglas are co-trustees of the Douglas Family Trust which holds 2,881,801 shares.
(4)

Kevin Douglas also has dispositive power with respect to 1,861,255 shares held by James E Douglas, III, 150,000 shares held by the Alex Douglas 2K3 Trust, 150,000 shares held by the Jake Douglas 2K3 Trust, 150,000 shares held by the Amanda Douglas 2K3 Trust and 150,000 shares held by the Summer Douglas 2010 Trust.

(5)

Based on 168,798,170 shares of the Issuer’s common stock outstanding (consisting of 147,868,170 shares of the Issuer’s common stock outstanding as of June 2, 2021, as reported on the Issuer’s prospectus supplement, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 4, 2021, and 20,930,000 shares of the Issuer’s common stock issued in its underwritten public offering).

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 12,823,900 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,273,900 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,273,900 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.9% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Kevin Douglas and his wife, Michelle Douglas, hold 6,590,758 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds hold 6,180,240 shares.

(2)

Includes 52,902 shares held by the MMD 2012 Trust. Michelle Douglas, as the settlor of the MMD 2012 Trust, has the right to substitute property of equivalent value in return for the shares held by the MMD 2012 Trust and may be deemed to have shared voting and dispositive power over the shares held by the MMD 2012 Trust.

(3)

Michelle Douglas also has dispositive power with respect to 150,000 shares held by the Alex Douglas 2K3 Trust, 150,000 shares held by the Jake Douglas 2K3 Trust and 150,000 shares held by the Amanda Douglas 2K3 Trust.

(4)

Based on 168,798,170 shares of the Issuer’s common stock outstanding (consisting of 147,868,170 shares of the Issuer’s common stock outstanding as of June 2, 2021, as reported on the Issuer’s prospectus supplement, filed with the SEC on June 4, 2021, and 20,930,000 shares of the Issuer’s common stock issued in its underwritten public offering).

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS James E. Douglas, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,861,255
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,861,255 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,255 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas shares dispositive power with respect to 1,861,255 shares held by James E. Douglas, III.
(2)

Based on 168,798,170 shares of the Issuer’s common stock outstanding (consisting of 147,868,170 shares of the Issuer’s common stock outstanding as of June 2, 2021, as reported on the Issuer’s prospectus supplement, filed with the SEC on June 4, 2021, and 20,930,000 shares of the Issuer’s common stock issued in its underwritten public offering).

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,590,758 (2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,590,758 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,590,758 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	Kevin Douglas and his wife, Michelle Douglas, hold 6,590,758 shares jointly as the beneficiaries of the K&M Douglas Trust.

(3)

Based on 168,798,170 shares of the Issuer’s common stock outstanding (consisting of 147,868,170 shares of the Issuer’s common stock outstanding as of June 2, 2021, as reported on the Issuer’s prospectus supplement, filed with the SEC on June 4, 2021, and 20,930,000 shares of the Issuer’s common stock issued in its underwritten public offering).

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,180,240
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 6,180,240
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,180,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)

Based on 168,798,170 shares of the Issuer’s common stock outstanding (consisting of 147,868,170 shares of the Issuer’s common stock outstanding as of June 2, 2021, as reported on the Issuer’s prospectus supplement, filed with the SEC on June 4, 2021, and 20,930,000 shares of the Issuer’s common stock issued in its underwritten public offering).

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS Douglas Family Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,881,801
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,881,801
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,881,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Jean A. Douglas are co-trustees.
(2)

Based on 168,798,170 shares of the Issuer’s common stock outstanding (consisting of 147,868,170 shares of the Issuer’s common stock outstanding as of June 2, 2021, as reported on the Issuer’s prospectus supplement, filed with the SEC on June 4, 2021, and 20,930,000 shares of the Issuer’s common stock issued in its underwritten public offering).

Schedule 13D

This Amendment No. 7 (“Amendment”) amends and supplements the Schedule 13D filed with the SEC on October 31, 2014, as previously amended by the Schedule 13D/A filed with the SEC on September 2, 2015, as previously amended by the Schedule 13D/A filed with the SEC on March 21, 2016, as previously amended by the Schedule 13D/A filed with the SEC on June 8, 2016, as previously amended by the Schedule 13D/A filed with the SEC on January 12, 2018, as previously amended by the Schedule 13D/A filed with the SEC on May 4, 2020, and as previously amended by the Schedule 13D/A filed with the SEC on March 30, 2021 (the “Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

The following items of this Schedule 13D are hereby amended as follows.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Filers hereby add the following disclosure to this Item 3:

The total purchase price for the 90,909 shares of Common Stock of the Issuer purchased by the Filers and reported herein was US$500,000. The Filers utilized personal funds to make the purchase. The shares of Common Stock were acquired by the Filers from the underwriters in an underwritten public offering at the public offering price.

ITEM 4.	PURPOSE OF TRANSACTION

The Filers hereby add the following disclosure to this Item 4:

The Filers acquired the additional shares of Common Stock reported in this Amendment for investment.

The Filers do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

(c) The Filers purchased the following shares of Common Stock in the underwritten public offering in the sixty days preceding the date of this filing:

Name	Purchase or Sale	Date	Number of Shares	Price per Share
K&M Douglas Trust	Purchase	6/08/21	15,454	$5.50
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	Purchase	6/08/21	30,000	$5.50
Douglas Family Trust	Purchase	6/08/21	36,364	$5.50
James E. Douglas III	Purchase	6/08/21	9,091	$5.50

(d) and (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Filers hereby add the following disclosure to this Item 6:

In connection with the Issuer’s underwritten public offering, on June 2, 2021, the Filers entered into a letter agreement (the “Lockup Agreement”) pursuant to which the Filers have agreed that, subject to certain exceptions, for a period of 90 days from June 2, 2021 (the date of the underwriting agreement for the public offering in which the Filers acquired the shares of Common Stock reported herein), the Filers will not, without the prior written consent of the underwriters, directly or indirectly, offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase (including without limitation any short sale), lend or otherwise transfer or dispose of, or submit to, or file with, the SEC a registration statement under the Securities Act of 1933, as amended, or the securities regulatory authorities in Canada a prospectus or a prospectus supplement relating to, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock owned either of record or beneficially (as defined in the Securities Exchange Act of 1934, as amended) by the Filers as of June 2, 2021 or thereafter acquired; or otherwise enter into any swap, hedge or other similar arrangement or agreement that transfers, in whole or in part, any of the economic consequences or risks of ownership of all or any part of the shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently or hereafter owned either of record or beneficially (as defined in the Securities Exchange Act of 1934, as amended) by the Filers.

The foregoing description of the Lockup Agreement in this Item 6 is qualified in its entirety by reference to the full text of said agreement, a copy of which has been filed as an exhibit to this Amendment.

Other than as described in Items 4 and 5 of this statement, and the agreements attached as exhibits hereto, to the knowledge of the Filers, none of the Filers is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

The Filers hereby add the following disclosures to this Item 7:

7.6	Lockup Agreement from the Filers to RBC Dominion Securities Inc. and J.P. Morgan Securities Canada Inc., as representatives of the several underwriters dated June 2, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2021	*Kevin Douglas
KEVIN DOUGLAS

Date: June 9, 2021	*Michelle Douglas
MICHELLE DOUGLAS

Date: June 9, 2021	*James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: June 9, 2021	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: June 9, 2021	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: June 9, 2021	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: June 9, 2021	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

DOUGLAS FAMILY TRUST

Date: June 9, 2021	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

*Eileen Wheatman

/s/ Eileen Wheatman
By: Eileen Wheatman
Attorney-in-Fact